Exhibit 99.1
Earnings Report
as of March 31, 2026
Deutsche Bank

Content

	3	Strategy

	4	Group results

	6	Segment results

	12	Consolidated balance sheet

	15	Outlook

	18	Risks and Opportunities

	22	Risk information

	36	Additional information

	36	Management and Supervisory Board

	36	Events after the reporting period

	37	Basis of preparation/impact of changes in accounting principles

	40	Total net revenues

	40	Earnings per common share

	41	Consolidated statement of comprehensive income

	42	Provisions

	43	Non-GAAP financial measures

	48	Imprint

Deutsche Bank
Earnings Report as of March 31, 2026
Page intentionally left blank for SEC filing purposes

Deutsche Bank	Strategy
Earnings Report as of March 31, 2026
Strategy
The following section provides an overview of Deutsche Bank’s implementation of its strategy during the first quarter of
2026 and should be read in conjunction with the strategy section in the Annual Report 2025. Deutsche Bank’s first-
quarter performance demonstrated resilience in an environment of heightened uncertainty and the bank continues to build on its strong foundations with a path towards its 2028 targets.
Scaling the Global Hausbank
Deutsche Bank’s strategy, Scaling the Global Hausbank, focuses on accelerating value creation through focused growth, disciplined capital management and a scalable operating model. Shareholder value add (SVA) remains the central steering principle, guiding resource allocation and accountability across the bank.
Key performance indicators for 2028:
Financial targets:
–Post-tax return on average tangible equity of greater than 13% for the Group
–Cost/income ratio of below 60%
Capital objectives:
–CET1 capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum
Distributable Amount (MDA) as a floor
–60% total payout ratio from 2026 and distribution of excess capital when CET1 capital ratio is sustainably above 14%
Progress on strategy implementation
In the first quarter of 2026, Deutsche Bank made progress on executing its strategy delivering across focused growth, capital discipline and a scalable operating model.
In respect of focused growth, in the bank’s asset gathering businesses, Deutsche Bank sees clear momentum in both revenues and assets under management, driven by continued net inflows from clients.
Strict capital discipline enabled the bank to deliver positive SVA in the first quarter of 2026. Deutsche Bank continued to reduce sub‑hurdle mortgages in the Private Bank and redeploy resources to Wealth Management and also within corporate lending.
Deutsche Bank also made progress on a scalable operating model, particularly in the Private Bank and Corporate Bank.
The bank is using artificial intelligence to accelerate core processes, such as accelerating the credit process in the
Corporate Bank, thus improving client experience and supporting growth.
Post-tax return on average tangible equity is a non-GAAP financial measure. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based.
Deutsche Bank’s financial targets and capital objectives are based on the bank’s financial results prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board
(“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/
impact of changes in accounting principles’ in this report.
Sustainability
In the first quarter of 2026, Deutsche Bank sustainability highlights included:
–Issuing Deutsche Bank’s inaugural European Green Bond, raising € 500 million exclusively to refinance EU Taxonomy-
aligned assets within Deutsche Bank’s Green Buildings portfolio,
–Financing the construction of the Netherlands’ first dedicated sustainable aviation fuel (SAF) plant, enabling 97,500 tonnes per year of SAF production and 35,000 tonnes of sustainable by-products, with lifecycle emissions approximately 80% below fossil fuels; Deutsche Bank acted as Mandated Lead Arranger,
–Jointly arranging the issuance of a GBP 546 million Commercial Mortgage-Backed Securitization (CMBS) under the issuer’s Sustainable Securitized Bond Framework, enabling energy-efficient, affordable housing in the UK; Deutsche
Bank acted as ESG Coordinator, Joint Arranger and Lead Manager,
–Appointment as a member of the EU Platform on Sustainable Finance 2026/27 to advise the European Commission on the further development of Sustainable Finance regulation.

Deutsche Bank	Group results
Earnings Report as of March 31, 2026
Group results
The information presented in this section is based on IFRS as issued by the IASB (IASB IFRS), whereas Deutsche Bank’s financial targets and capital objectives are based on financial results prepared in accordance with IFRS as issued by the
IASB and endorsed by the EU (EU IFRS). The IASB IFRS financial results may materially differ from the EU-IFRS results as
Deutsche Bank applies hedge accounting under the EU carve-out. Deutsche Bank does not use the IASB IFRS financial results as a basis for measuring the bank’s progress towards its financial targets or capital objectives. For additional details, please refer to “Basis of preparation/impact of changes in accounting principles” in this report.
Deutsche Bank’s profit before tax was € 2.2 billion in the first quarter of 2026, down by € 259 million, or 11%, from € 2.4 billion in the prior year quarter, driven by lower revenues, partly offset by lower noninterest expenses. Post-tax profit was
€ 1.6 billion in the first quarter of 2026, down by € 174 million, or 10%, compared to the prior year quarter.
Post-tax return on average shareholders’ equity (Post-tax RoE) was 7.5% in the first quarter of 2026, compared to 8.6% in the prior year quarter. Post-tax return on average tangible shareholders’ equity (Post-tax RoTE) was 8.3%, compared to
9.6% in the prior year quarter. The cost/income ratio was 65%, up from 64% in the prior year quarter.
Net revenues were € 7.8 billion for the first quarter of 2026, down from € 8.1 billion, or 4% versus the prior year period.
Net commission and fee income grew by € 53 million, or 2%, to € 2.8 billion. Net interest income in the first quarter of
2026 was € 4.0 billion, up 5% from € 3.8 billion in the prior year quarter. Net interest income in the key banking book segments increased by 7% to € 3.6 billion, from € 3.3 billion in the prior year quarter.
Noninterest expenses decreased by € 104 million, or 2%, to € 5.1 billion in the first quarter of 2026. Incremental investments, including hiring in Wealth Management and Investment Banking & Capital Markets and expansion of
Corporate Bank solutions, were largely offset by operational efficiencies from headcount and target operating model measures as well as volume-related growth and inflation-driven expenses.
Provision for credit losses was € 519 million, or 43 basis points of average loans, in the first quarter of 2026, up 10% from
€ 471 million in the prior-year quarter, reflecting additional provisions on a single name exposure in the Investment Bank, the majority of which was related to Commercial Real Estate, as well as a management overlay related to macroeconomic uncertainty.
Common Equity Tier 1 capital ratio was 13.8% at the end of the first quarter of 2026, which was essentially flat versus
13.8% at the end of the prior year quarter. Strong organic capital generation supported tangible business growth and deductions for shareholder distributions increased in line with the bank’s target payout ratio of 60% in respect of the full year 2026. The bank also made progress on the € 1 billion share buyback program launched earlier in the year.
Net interest income in the key banking book segments and post-tax return on average tangible shareholders’ equity are
Non-GAAP financial measures. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.

Deutsche Bank	Group results
Earnings Report as of March 31, 2026
Group results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute change	Change in %
Net revenues:
Of which:
Private Bank	2,567	2,439	128	5
Asset Management	802	730	72	10
Corporate Bank	1,816	1,866	(51)	(3)
Investment Bank	3,373	3,362	11	—
Corporate & Other	(740)	(264)	(476)	180
Total net revenues	7,817	8,133	(315)	(4)
Provision for credit losses	519	471	47	10
Noninterest expenses:
Compensation and benefits	2,928	3,041	(113)	(4)
General and administrative expenses	2,181	2,180	2	N/M
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	1	(5)	7	N/M
Total noninterest expenses	5,111	5,216	(104)	(2)
Profit (loss) before tax	2,187	2,446	(259)	(11)
Income tax expense (benefit)	629	714	(85)	(12)
Profit (loss)	1,558	1,732	(174)	(10)
Profit (loss) attributable to noncontrolling interests	55	44	11	25
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,503	1,688	(185)	(11)
Profit (loss) attributable to additional equity components	207	193	14	7
Profit (loss) attributable to Deutsche Bank shareholders	1,296	1,495	(199)	(13)

Post-tax return on average shareholders' equity[1]	7.5%	8.6%	(1.2)ppt	N/M
Post-tax return on average tangible shareholders' equity[1]	8.3%	9.6%	(1.3)ppt	N/M
Cost/income ratio[2]	65%	64%	1.3ppt	N/M
Common Equity Tier 1 capital ratio	13.8%	13.8%	—ppt	N/M

Risk-weighted assets (in € bn)[3]	361	352	9	3
Of which: operational risk RWA (in € bn)[3]	65	59	6	11
Employees (full-time equivalent)[3]	90,067	89,687	380	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Based on profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon; for further information, please refer to “Non-GAAP Financial Measures” of this report
2 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
3As of quarter-end

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Segment results
Private Bank
Profit before tax was € 681 million in the first quarter of 2026, up € 192 million or 39% year on year. This improvement was primarily driven by a 5% year-on-year growth in revenues, a 1% reduction in costs and significantly lower credit loss provisions. Post-tax RoE and post-tax RoTE increased to 12.2% and 12.8% compared to 8.3% for both post-tax RoE and post-tax RoTE in the prior year quarter. The cost/income ratio improved to 67%, compared to 71% in the prior year period.
Net revenues were € 2.6 billion, up 5% year on year. Net interest income was significantly higher at € 1.6 billion while net commission and fee income was slightly higher at € 0.9 billion compared to the prior year period. Revenue growth was driven by significantly higher deposit revenues as well as slightly higher investment product revenues in line with the bank’s strategy, partially offset by significantly lower other banking services and slightly lower lending revenues. In
Personal Banking, revenues were up 5% year on year at € 1.4 billion, as significantly higher deposit revenues were partially offset by significantly lower revenues from other banking services. In Wealth Management, revenues grew by 5%
year on year to € 1.2 billion, reflecting higher revenues in deposits and investment products, while lending revenues were slightly lower year on year.
Provision for credit losses was € 179 million in the first quarter of 2026, or 29 basis points of average loans. In the prior year quarter, provision for credit losses was € 219 million, or 34 basis points of average loans. Credit quality remained resilient, with lower provisions reflecting improved portfolio quality.
Noninterest expenses were € 1.7 billion, down 1% year on year, reflecting sustained cost discipline, lower severance costs and selected targeted investments.
Assets under management were € 694 billion at quarter end, reflecting continued strong performance with € 11 billion net inflows and € 3 billion positive foreign exchange rate impact, partially offset by a negative market development of
€ 10 billion.

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Private Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute Change	Change in %
Net revenues:
Personal Banking[1]	1,359	1,289	70	5
Wealth Management[1,2]	1,208	1,150	58	5
Total net revenues	2,567	2,439	128	5
Of which:
Net interest income	1,638	1,454	184	13
Net commission and fee income	853	832	21	2
Remaining income	76	152	(76)	(50)
Provision for credit losses	179	219	(40)	(18)
Noninterest expenses:
Compensation and benefits	702	738	(37)	(5)
General and administrative expenses	1,004	998	6	1
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	2	(6)	7	N/M
Total noninterest expenses	1,708	1,731	(23)	(1)
Noncontrolling interests	—	—	—	N/M
Profit (loss) before tax	681	489	192	39

Total employees (full-time equivalent)[3]	36,016	37,268	(1,253)	(3)
Risk-weighted assets (in € bn)[3]	94	94	—	—
Of which: operational risk RWA (in € bn)[3]	16	15	1	7
Assets under Management (in € bn)[3,4]	694	632	62	10
Net flows (in € bn)	11	6	6	95
Cost/income ratio[5]	67%	71%	(4.4)ppt	N/M
Post-tax return on average shareholders’ equity	12.2%	8.3%	3.9ppt	N/M
Post-tax return on average tangible shareholders’ equity	12.8%	8.3%	4.5ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to Wealth Management. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior years‘ comparatives are presented in the current reporting structure
2Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
3As of quarter-end
4Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Asset Management
Profit before tax was € 279 million in the first quarter of 2026, up by 37% year on year, driven by higher revenues and lower noninterest expenses. Post-tax RoE was 18.0%, up from 10.0% in the prior year quarter, and post-tax RoTE was
49.6%, up from 22.2% compared to the prior year quarter. The cost/income ratio was 55%, down from 64% in the first quarter of 2025.
Net revenues were € 802 million, 10% higher year on year. Management fees grew by 5% year on year to € 673 million, benefitting from increasing average assets under management. Performance & Transaction fees increased significantly to € 109 million, predominately reflecting higher performance fees in Alternatives from an infrastructure fund, while other revenues were down 64% year on year to € 20 million from unfavorable valuation of guaranteed products and lower deferred compensation hedge revenues.
Noninterest expenses were € 445 million, down 5% year on year, from lower compensation costs and general and administration expenses, both benefitting from foreign exchange rate effects as well as lower litigation expenses.
Assets under management increased by € 84 billion to € 1,093 billion during the first quarter of 2026. The increase was driven by net inflows and positive foreign exchange rate effects, partly offset by negative market impact. Net flows were
€ 11 billion in the first quarter of 2026, compared to € 20 billion in the prior year quarter, predominately driven by Passive and Cash products.
Asset Management results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute Change	Change in %
Net revenues:
Management fees	673	639	34	5
Performance and transaction fees	109	37	72	198
Other	20	54	(35)	(64)
Total net revenues	802	730	72	10
Provision for credit losses	—	—	—	N/M
Noninterest expenses:
Compensation and benefits	243	250	(8)	(3)
General and administrative expenses	202	216	(14)	(7)
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	—	—	—	N/M
Total noninterest expenses	445	467	(22)	(5)
Noncontrolling interests	78	59	19	33
Profit (loss) before tax	279	204	75	37

Total employees (full-time equivalent)[1]	5,474	5,201	273	5
Risk-weighted assets (in € bn)[1]	15	13	1	10
Of which: operational risk RWA (in € bn)[1]	5	5	—	10
Assets under Management (in € bn)[1,2]	1,093	1,010	84	8
Net flows (in € bn)	11	20	(9)	(45)
Cost/income ratio[3]	55%	64%	(8.5)ppt	N/M
Post-tax return on average shareholders’ equity	18.0%	10.0%	7.9ppt	N/M
Post-tax return on average tangible shareholders’ equity	49.6%[4]	22.2%	27.4ppt	N/M
N/M – Not meaningful
1As of quarter-end
2Assets under Management (AuM) means assets (a) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (b) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
4Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of the Annual Report 2025

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Corporate Bank
Profit before tax was € 623 million in the first quarter of 2026, down by 1% year on year, as lower revenues were mostly offset by lower provision for credit losses and lower noninterest expenses. Post-tax RoE was 13.5%, up from 13.4% in the prior year quarter, and post-tax RoTE was 14.8%, up from 14.3% in the prior year quarter. The cost/income ratio was 63%, up from 62% in the first quarter of 2025.
Net revenues were € 1.8 billion in the first quarter of 2026, 3% lower year on year as impacts from foreign exchange rate movements and margin normalization were mostly offset by interest rate hedging and higher business volumes.
Corporate Treasury Services revenues were € 1.1 billion, flat year on year, benefitting from interest rate hedges and higher business volumes. Institutional Client Services revenues declined by 11% to € 420 million, driven by foreign exchange rate movements and a mark-to-market adjustment on an investment. Business Banking revenues of € 321 million, remained flat year on year, as margin normalization was offset by interest hedging and higher business volumes.
Provision for credit losses was € 48 million in the first quarter of 2026, or 16 basis points of average loans, compared to
€ 77 million in the prior year quarter, reflecting solid underlying portfolio quality despite the management overlay.
Noninterest expenses were € 1.1 billion, down 1% year on year, as volume-related growth and franchise investments were offset by foreign exchange rate movements and disciplined cost management.
Corporate Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute Change	Change in %
Net revenues:
Corporate Treasury Services[1]	1,074	1,072	2	—
Institutional Client Services	420	473	(53)	(11)
Business Banking[1]	321	321	1	—
Total net revenues	1,816	1,866	(51)	(3)
Of which:
Net interest income	1,144	1,160	(16)	(1)
Net commission and fee income	663	658	6	1
Remaining income	8	48	(40)	(83)
Provision for credit losses	48	77	(29)	(38)
Noninterest expenses:
Compensation and benefits	419	403	16	4
General and administrative expenses	725	754	(29)	(4)
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	—	—	—	N/M
Total noninterest expenses	1,144	1,157	(13)	(1)
Noncontrolling interests	—	—	—	N/M
Profit (loss) before tax	623	632	(8)	(1)

Total employees (full-time equivalent)[2]	26,916	25,993	923	4
Risk-weighted assets (in € bn)[2]	74	76	(1)	(2)
Of which: operational risk RWA (in € bn)[2]	11	11	—	3
Cost/income ratio[3]	63%	62%	1.0ppt	N/M
Post-tax return on average shareholders’ equity	13.5%	13.4%	0.1ppt	N/M
Post-tax return on average tangible shareholders’ equity	14.8%	14.3%	0.4ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking.
The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior year’s comparatives are presented in the current reporting structure
2  As of quarter-end
3Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Investment Bank
Profit before tax in the first quarter of 2026 was € 1.4 billion, 7% lower year on year, driven by significantly higher provision for credit losses, with revenues and noninterest expenses both essentially flat. Post-tax RoE was 15.1%, down from 17.4%, and post-tax RoTE was 15.7%, down from 18.1% in the prior year quarter. The cost/income ratio was 49%, essentially flat compared to the first quarter of 2025.
Net revenues were € 3.4 billion, essentially flat compared to the prior year period, reflecting a year on year improvement in Investment Banking & Capital Markets (IBCM) revenues, with Fixed Income & Currencies (FIC) revenues essentially flat to the prior year quarter. FIC revenues were € 2.9 billion in the first quarter of 2026, essentially flat compared to a record prior year quarter. FIC Financing revenues were € 967 million, 7% higher compared to the prior year quarter. FIC Markets revenues declined by 5% year on year to € 1.9 billion, though the business demonstrated resilient performance in volatile markets. IBCM revenues were € 477 million in the first quarter of 2026, 5% higher year on year, driven by improved performance in Debt and Equity Origination.
Provision for credit losses was € 290 million in the first quarter of 2026, or 100 basis points of average loans, significantly up from € 163 million in the prior year quarter, driven by a single-name event and the management overlay.
Noninterest expenses were € 1.6 billion, essentially flat year on year, with targeted investments and increased other expenses offset by positive foreign exchange impacts.
Investment Bank results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute Change	Change in %
Net revenues:
Fixed Income & Currencies	2,853	2,896	(43)	(1)
Fixed Income & Currencies: Financing	967	906	61	7
Fixed Income & Currencies: Markets[1]	1,886	1,990	(104)	(5)
Investment Banking & Capital Markets[2]	477	454	23	5
Debt Origination	301	276	25	9
Equity Origination	66	52	14	27
Advisory	110	126	(17)	(13)
Research and Other[3]	43	13	30	N/M
Total net revenues	3,373	3,362	11	—
Provision for credit losses	290	163	126	77
Noninterest expenses:
Compensation and benefits	728	753	(24)	(3)
General and administrative expenses	915	898	17	2
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	—	—	N/M	N/M
Total noninterest expenses	1,643	1,651	(8)	N/M
Noncontrolling interests	—	3	(3)	N/M
Profit (loss) before tax	1,440	1,545	(105)	(7)

Total employees (full-time equivalent)[4]	20,618	20,088	530	3
Risk-weighted assets (in € bn)[4]	146	137	8	6
Of which: operational risk RWA (in € bn)[4]	18	16	2	15
Cost/income ratio[5]	49%	49%	(0.4)ppt	N/M
Post-tax return on average shareholders’ equity	15.1%	17.4%	(2.3)ppt	N/M
Post-tax return on average tangible shareholders’ equity	15.7%	18.1%	(2.4)ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4As of quarter-end
5 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Segment results
Earnings Report as of March 31, 2026
Corporate & Other
Corporate & Other reported a loss before tax of € 837 million in the first quarter of 2026, primarily driven by negative revenues from valuation and timing differences and shareholders expenses.  This compares to a loss before tax of € 425 million in the prior year quarter.
Net revenues were negative € 740 million in the first quarter of 2026, compared to negative € 264 million in the prior year quarter. Revenues relating to valuation and timing differences were negative € 640 million reflecting losses on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the
IASB. This compares to negative € 139 million in the prior year quarter.
Noninterest expenses were € 172 million in the first quarter of 2026, compared to € 211 million in the prior year quarter with the year-on-year improvement driven by lower litigation provisions. Expenses associated with shareholder activities were € 157 million in the first quarter of 2026, compared to € 159 million in the prior year quarter.
Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 78 million for the first quarter of 2026 compared to positive € 62 million in the prior year quarter, mainly related to DWS.
Risk-weighted assets (RWA) stood at € 32 billion at the end of the first quarter of 2026, including € 15 billion of operational risk RWA. RWA was slightly higher compared to the prior year quarter, driven by increases in market and operational risk.
Corporate & Other results at a glance

	Three months ended
in € m. (unless stated otherwise)	Mar 31, 2026	Mar 31, 2025	Absolute Change	Change in %
Net revenues	(740)	(264)	(476)	180
Provision for credit losses	2	12	(10)	(82)
Noninterest expenses:
Compensation and benefits	837	897	(60)	(7)
General and administrative expenses	(665)	(686)	21	(3)
Impairment of goodwill and other intangible assets	—	—	—	N/M
Restructuring activities	—	—	—	N/M
Total noninterest expenses	172	211	(39)	(18)
Noncontrolling interests	(78)	(62)	(16)	26
Profit (loss) before tax	(837)	(425)	(411)	97

Total Employees (full-time equivalent)[1,2]	37,229	36,355	874	2
Risk-weighted assets (in € bn)[1]	32	31	1	4
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of quarter-end
2The total employee numbers reported in Corporate & Other also include employees from infrastructure functions that are allocated to other segments. As a result, the sum of full‑time equivalents reported for the individual segments does not reconcile to the Group’s total headcount

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2026
Consolidated balance sheet
Assets

in € m.	Mar 31, 2026	Dec 31, 2025
Cash and central bank balances	139,523	164,659
Interbank balances (without central banks)	10,345	6,962
Central bank funds sold and securities purchased under resale agreements	39,506	37,509
Securities borrowed	6	6
Financial assets at fair value through profit or loss
Trading assets	172,469	153,811
Positive market values from derivative financial instruments	271,678	241,654
Non-trading financial assets mandatory at fair value through profit and loss	126,095	124,495
Financial assets designated at fair value through profit or loss	—	—
Total financial assets at fair value through profit or loss	570,241	519,960
Financial assets at fair value through other comprehensive income	47,010	43,644
Equity method investments	996	924
Loans at amortized cost	485,782	478,214
Property and equipment	5,934	5,924
Goodwill and other intangible assets	7,745	7,561
Other assets [1]	173,986	167,160
Assets for current tax	1,604	1,609
Deferred tax assets	5,888	5,743
Total assets	1,488,567	1,439,873
Liabilities and equity

in € m.	Mar 31, 2026	Dec 31, 2025
Deposits	690,797	694,580
Central bank funds purchased and securities sold under repurchase agreements	2,219	4,177
Securities loaned	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities	45,061	42,879
Negative market values from derivative financial instruments	253,602	225,827
Financial liabilities designated at fair value through profit or loss	126,444	115,055
Investment contract liabilities	462	469
Total financial liabilities at fair value through profit or loss	425,569	384,230
Other short-term borrowings	24,260	18,204
Other liabilities [1]	147,419	137,662
Provisions	2,305	2,408
Liabilities for current tax	877	694
Deferred tax liabilities	612	594
Long-term debt	113,164	114,754
Trust preferred securities	282	283
Total liabilities	1,407,505	1,357,588
Common shares, no par value, nominal value of € 2.56	4,891	4,891
Additional paid-in capital	37,621	38,281
Retained earnings	31,680	30,275
Common shares in treasury, at cost	(772)	(185)
Equity classified as obligation to purchase common shares	(417)	—
Accumulated other comprehensive income (loss), net of tax	(4,476)	(4,247)
Total shareholders’ equity	68,526	69,015
Additional equity components	10,902	11,708
Noncontrolling interests	1,634	1,562
Total equity	81,062	82,285
Total liabilities and equity	1,488,567	1,439,873
1 Includes non-current assets and disposal groups held for sale

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2026
Movements in assets and liabilities
As of March 31, 2026, the total balance sheet of € 1.5 trillion was essentially flat compared to year end 2025.
Cash, central bank and interbank balances decreased by € 21.8 billion, primarily reflecting an € 18.7 billion rise in trading assets, driven by increased exposure to government securities in the bank’s debt securities portfolio as a result of client flows and desk positioning in relation to the current environment.
Positive and negative market values of derivative financial instruments increased by € 30.0 billion and € 27.8 billion, respectively, primarily driven by foreign exchange products due to market volatility and interest rate products due to moves in interest rate curves.
Loans at amortized cost increased by € 7.6 billion, primarily driven by growth in FIC business in the Investment Bank and
Trade Finance and Lending business in the Corporate Bank.
Deposits decreased by € 3.8 billion, mainly due to normalization of balances in the Corporate Cash Management business, partly offset by higher sight deposits in Trust and Securities Services business in the Corporate Bank.
Financial liabilities designated at fair value through profit or loss increased by € 11.4 billion, mainly due to increased positions in securities sold under resale agreements at fair value through profit or loss, as well as an increase in long term debt driven by new issuances in FIC business in the Investment Bank.
Other short-term borrowings increased by € 6.1 billion, primarily driven by newly issued commercial paper and movements in nostro balances during the period.
Other assets increased by € 6.8 billion, primarily due to growth of € 4.2 billion in the European government bonds portfolio, classified as debt securities held to collect. Other liabilities increased by € 9.3 billion, mainly driven by increases in brokerage and securities related payables of € 4.5 billion, due to higher payables arising from pending settlements of regular way trades; as well as an increase in non-interest-bearing payables driven by higher interim account balances.
The overall movement of the balance sheet included an increase of € 9.9 billion, due to foreign exchange rate movements, mainly driven by strengthening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total high-quality liquid assets (HQLA) as defined in Commission Delegated Regulation (EU) 2015/61, as amended by
Regulation (EU) 2018/1620, amounted to € 245.0 billion as of March 31, 2026, compared with € 260.0 billion as of December
31, 2025. The liquidity coverage ratio was 140% in the first quarter of 2026, exceeding the minimum regulatory requirement by € 69.0 billion.  This compares to 134% or € 58.0 billion in the first quarter of 2025.

Deutsche Bank	Consolidated balance sheet
Earnings Report as of March 31, 2026
Equity
Total equity as of March 31, 2026, was € 81.1 billion compared to € 82.3 billion as of December 31, 2025, a decrease of
€ 1.2 billion. Positive effects included the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 1.5 billion and treasury shares distributed under share-based compensation plans of € 539 million.
A share repurchase program resolved by the Management Board of Deutsche Bank AG of up to € 1.0 billion but no more than
100 million shares, started on February 26, 2026, will end no later than August 28, 2026. As of March 31, 2026, Deutsche
Bank repurchased 22.2 million common shares. The repurchase of these shares has reduced total equity by € 583 million. The acquisition costs of the repurchased shares are included in the total amount of treasury shares purchased in the first three months of 2026 of € 1.1 billion. The remaining common shares to be repurchased of € 417 million has reduced total equity as obligation to repurchase common shares and recognized in Other liabilities.
On March 23, 2026, Deutsche Bank announced the redemption of Additional Tier 1 equity instruments (AT1) in the amount of € 801 million (GBP 650 million) that were treated as equity under IFRS. Following the announcement of the redemption of the AT1 instruments, € 750 million was reclassified to Other liabilities and € 51 million was recognized in additional paid-in capital as a foreign currency translation gain.
Changes in unrealized net gains/losses on accumulated other comprehensive income, net of tax, resulted in a negative effect of € 229 million including unrealized net losses on derivatives hedging the variability of cash flows, net of tax, of
€ 500 million and unrealized net losses on financial assets at FVOCI, net of tax, of € 146 million. This was partly offset by foreign currency translation, net of tax, of positive € 276 million primarily resulting from the strengthening of the U.S.
dollar against the Euro, as well as unrealized net gains attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax, of € 139 million.
Further contributing factors include a net change in share awards for the period of negative € 335 million, negative tax effects related to share-based compensation plans of € 166 million as well as option premiums and other effects from options on common shares of negative € 111 million.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2026
Outlook
The following section outlines Deutsche Bank’s outlook for the bank and its business segments for the financial year
2026 and should be read in conjunction with the outlook section in the Combined Management Report of the Annual
Report 2025. The macroeconomic and banking industry outlook reflects the bank’s general expectations for future economic and industry developments. Economic assumptions used in the bank’s models are laid out separately in the respective sections.
The bank’s first-quarter performance demonstrated resilience in a dynamic operating environment and progress toward its 2028 ambitions. The Middle East conflict has increased uncertainty, but Deutsche Bank remains focused on supporting clients through its strong balance sheet, broad capabilities and global network; and the bank reaffirms its strategic direction and financial goals.
Macroeconomic and banking industry outlook
Global GDP growth is projected at 3.3% in 2026, with the Middle East conflict creating uncertainty for growth and inflation outlook, with varying regional impacts. Consumer price inflation is expected to rise to an annual average of 3.8%.
The Eurozone remains highly exposed to increases in energy prices due to its reliance on energy imports. Eurozone GDP growth is expected to slow to 0.5% in 2026, while consumer price inflation is expected to average 2.8%, remaining above the ECB’s target. Two 25 basis points key interest rate hikes are therefore expected. The recovery of the German economy is expected to be delayed by higher energy prices due to the Middle East conflict and elevated uncertainty.
German GDP is forecasted to grow by 0.5% in 2026, while inflation is expected to pick up to 2.9%. Domestic demand impulses from expansionary fiscal policy in Germany are expected to gain momentum throughout the remainder of the year. The U.S. economy is expected to grow by 2.4%, bolstered by artificial intelligence related capital expenditure. The rise in energy prices is likely to reduce the momentum of private household consumption. The average annual inflation rate is forecast to rise to 3.3%. In combination with a stable labor market, the Federal Reserve is expected to maintain the key interest rate in the second half of the year. Chinese GDP is forecasted to grow by 4.9% in 2026. High oil reserves should cushion the energy shock, although growth momentum may ease as policies restrict overcapacity. Inflation in
China is expected to rise to 1.5% in 2026.
Banking sector performance for the remainder of the year is likely to be shaped by diverging trends. Ongoing impacts from the recent energy price shocks and weaker growth may weigh on loan growth, risk appetite and credit quality, although origination and advisory activity has held up well so far. At the same time, higher inflation projections and interest rate expectations, notably in the euro area, are expected to support banks’ net interest income over the medium term. European banks may be more affected due to weaker growth and energy dependence, although structural reforms could provide longer‑term support. U.S. banks may benefit from a less stringent Basel III implementation but face risks from private credit markets. Banks in China and Japan may see indirect energy‑related effects, while rising rates are expected to support Japanese banks.
Regulatory initiatives continue to evolve across jurisdictions. In Europe, discussions on regulatory initiatives include financial market infrastructure, bank competitiveness and the wider prudential framework, with a European Commission report expected in July 2026. Key legislative files remain under negotiation. In the U.S., regulators proposed rules to implement the finalized Basel III framework in March 2026, with finalization expected by the end of the year.
Deutsche Bank Outlook
Deutsche Bank’s strategic and financial roadmap, Scaling the Global Hausbank, outlines the bank’s medium‑term financial targets and capital objectives. Building on restored profitability and a solid capital position, Deutsche Bank is focused on scaling its Global Hausbank to support sustainable profit growth. The bank targets a post‑tax return on tangible equity of greater than 13% and a cost/income ratio of below 60% by 2028, while maintaining a Common Equity
Tier 1 capital ratio between 13.5% and 14.0% and a minimum buffer of 200 basis points above the maximum distributable amount threshold. Deutsche Bank set its payout ratio target to 60% from 2026.
In 2026, Deutsche Bank expects revenues to be slightly higher compared to the prior year. Revenues at Group level are expected to be around € 33 billion in 2026, driven by the resilience and growth potential of the bank’s businesses and continued business momentum, reflecting the bank’s diversified business mix.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2026
In 2026, Private Bank net revenues are expected to be higher compared to 2025. In Personal Banking, net revenues are expected to be higher compared to the prior year, driven by growth in deposit and investment product revenues.
Lending revenues in Personal Banking are expected to be slightly lower in line with the bank’s strategy. In Wealth
Management, net revenues are expected to be higher compared to 2025 driven by increased investment product revenues supported by continued business growth and dedicated hiring initiatives. Deposit revenues are expected to be higher, while lending revenues are expected to be slightly lower. Private Bank assumes continued inflows in assets under management in 2026 with corresponding volumes in assets under management expected to be higher compared to year end 2025.
Asset Management expects total net revenues to be slightly higher compared to prior year. Management fees are anticipated to be higher compared to prior year, driven by increasing average assets under management. Performance and transaction fees are expected to be significantly lower year‑on‑year, as the prior year benefited from elevated performance fees. Assets under management are expected to be higher compared to the end of prior year, from net inflows and assuming constructive equity markets.
Corporate Bank expects further progress on its initiatives and growth in business volumes to support the performance in 2026. Net revenues are expected to be slightly higher compared to the prior year, driven by higher net commission and fee income from targeted growth initiatives and modest growth in net interest income. Corporate Treasury
Services revenues are anticipated to be slightly higher in 2026 compared to 2025, supported by growth in net commission and fee income across Cash Management and Trade Finance products. Institutional Client Services revenues are anticipated to be slightly lower, as growth in Trust & Agency Services will be more than offset by the remaining impacts of net interest income normalization in Institutional Cash Management. In Business Banking,
revenues are expected to be slightly higher, driven by higher deposit volumes and higher net commission and fee income.
Investment Bank revenues are expected to be higher in 2026 compared to the prior year. FIC revenues are expected to be slightly higher compared to a strong 2025. The FIC Markets businesses will look to build on the momentum of a strong prior year and resilient first quarter of 2026. It will look to grow through targeted investments aligned with client demand, in addition to continued technology development, while further enhancing client workflow solutions.
FIC Financing is expected to build on a strong 2025, supported by targeted balance sheet investment to offset potential spread compression. IBCM revenues are expected to be significantly higher in 2026, supported by prior period and planned investments and new leadership appointed in 2025. All businesses should benefit from the aforementioned investments, with a particular focus on Advisory and Equity Origination. Debt Origination should benefit from the non-repeat of specific loan losses in 2025 and continued improvement in Investment Grade Debt.
Corporate & Other will continue to record shareholder expenses, certain funding and liquidity impacts, the reversal of noncontrolling interests reported in the business segments, primarily from DWS, and valuation and timing differences.
Deutsche Bank continues to manage the Group’s cost base towards its cost/income ratio target of below 60% by 2028 and remains highly disciplined on costs while progressing its ongoing initiatives. Noninterest expenses in 2026 are expected to be slightly above € 21 billion and therefore slightly higher compared to 2025. This is driven by approximately € 900 million of the bank’s planned € 1.5 billion in incremental investments through 2028. These investments are intended to accelerate automation and digitalization, support the scaling of the Wealth Management franchise, broaden the Corporate Bank’s client footprint and further expand IBCM’s capabilities. These are expected to be partially offset by benefits from structural efficiency measures supporting at least € 2 billion in operating efficiencies by 2028. For 2026, the bank expects cost/income to remain below 65%.
Provision for credit losses is expected to be slightly lower in 2026 compared to the prior year, supported by continued
resilience on overall asset quality. Asset quality is expected to remain solid and the bank does not expect any deterioration in focus portfolios in a baseline. Economic and geopolitical uncertainties have increased and Deutsche
Bank remains committed to stringent underwriting standards and a strong risk management framework to manage emerging risks to the portfolio. Further details on the calculation of expected credit losses can be found in the section
"Risk information" in this report.
Common Equity Tier 1 ratio by year end 2026 is expected to be slightly lower compared to 2025. On a net basis, risk-
weighted assets are expected to be higher when considering model impacts, mitigation initiatives and capital-efficient business growth. Deutsche Bank aims for a Common Equity Tier 1 capital ratio between 13.5% and 14.0%, while maintaining a minimum buffer of 200 basis points above the bank’s maximum distributable amount threshold.

Deutsche Bank	Outlook
Earnings Report as of March 31, 2026
For a discussion of the risks and opportunities for the outlook of Deutsche Bank please refer to the section “Risks and opportunities” of this report.
Post-tax Return on Average Tangible Equity is a non-GAAP financial measure. Please refer to “Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS measures on which they are based.
Our financial targets and capital objectives are based on our financial results prepared in accordance with the
International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board
(“IASB”) and endorsed by the European Union (“EU”). For further details, please refer to the section ‘Basis of preparation/impact of changes in accounting principles’ in this report.

Deutsche Bank	Risk and opportunities
Earnings Report as of March 31, 2026
Risks and Opportunities
The following section focuses on future trends or events that may result in downside risks or upside potential from what
Deutsche Bank has anticipated in its “Outlook”. The key focus in the three months that ended March 31, 2026, remained on the volatile global operating environment driven by persistent geopolitical uncertainty and shifting monetary policy expectations. Although Deutsche Bank’s general assessment of the risks and opportunities that it is exposed to has not materially changed compared to the information presented in the Annual Report 2025, the events present in the macroeconomic and geopolitical environment may have additional impacts on aspects of the bank’s businesses and financial results.
Opportunities may arise if the current geopolitical risks and macroeconomic conditions improve beyond currently forecasted levels, supporting higher revenues and improving the bank’s ability to exceed its 2028 financial targets and capital objectives. Potentially higher inflation, interest rates and market volatility could lead to increased revenues from trading flows and higher net interest income and lending margins, and Deutsche Bank could benefit from helping clients navigate such financial markets. Continued focus on the bank’s digital transformation agenda and accelerated use of AI could enhance resilience and position the bank to capture upside potential should the operating environment improve more rapidly than currently anticipated. Lastly, focusing on accelerating value creation through Deutsche Bank’s three strategic levers may create further opportunities if implemented to a greater extent or under more favorable conditions than currently anticipated.
Risks
Macroeconomic and market conditions
The macroeconomic and market environment in the first quarter of 2026 resulted in a decline in global risk sentiment, driven primarily by geopolitical tensions due to the Middle East conflict, along with ongoing challenges in the global economic and monetary policy backdrop. This has triggered the risk of stagflation across global markets, increased inflation expectations, interest rate pricing and cross‑asset correlations.
Increases in oil and gas prices have raised the risk of renewed inflationary pressures and fiscal deficits have widened across major economies. If sustained, higher energy prices could further constrain real incomes, weaken demand, and lead central banks to pursue tighter policy stances for longer. This could have an adverse effect on Deutsche Bank’s asset valuations, borrower affordability and credit quality, particularly in energy‑intensive sectors and regions with high import dependence such as Europe and Asia.
Germany and other large European economies remain exposed to higher energy costs, decline in external demand and competitiveness challenges, which could have a negative impact on growth, investment activity and credit quality. While
U.S. economic activity has been supported by technology‑driven investment and relatively high energy independence, potential increases in interest rates, fiscal constraints and geopolitical uncertainty increase the risk of a slowdown, which could impact global markets. These risks could adversely affect Deutsche Bank’s loan growth, increase credit losses and impact the bank’s ability to achieve its strategic goals.
Technology‑related risks have become increasingly intertwined with macroeconomic and market dynamics. Concerns around artificial intelligence‑driven asset valuations, the sustainability of capital expenditure, and the pace of business model disruption have contributed to sector‑specific equity weakness and increased investor caution. A disorderly correction or sector‑specific downturn could impact Deutsche Bank’s credit portfolios, private capital exposures and underwriting pipelines, resulting in a negative impact on the bank’s revenues and financial results.
Commercial real estate (CRE) remains a key risk with refinancing challenges and the risk of fluctuation and uncertainty in collateral values, particularly in the U.S. West Coast office space, which could result in Deutsche Bank experiencing loan loss provisions higher than expected.
Private credit and activities with non-bank financial institutions (NBFI), continued to remain in high focus of investors and tighter liquidity conditions could raise the risk of idiosyncratic credit events and impact broader market conditions.
Although Deutsche Bank’s risk exposures related to NBFIs are conservatively structured, the bank could face potential indirect credit risks through interconnected portfolios and counterparties.

Deutsche Bank	Risk and opportunities
Earnings Report as of March 31, 2026
Overall, the aforementioned risks either in isolation or in combination with other risk factors discussed in the Annual
Report 2025 could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit losses, as well as, increased capital and liquidity demands if clients draw down more than expected on funding lines. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves as well as increased inherent risks in several operational risks including transaction processing, internal and external fraud. These risks could have a material adverse impact on Deutsche Bank’s financial results and ability to meet its 2028 financial targets and capital objectives.
Geopolitical Events
Geopolitical developments during the first quarter of 2026 have led to a worsening in global risk conditions and continue to present uncertainty in an evolving risk landscape that may affect Deutsche Bank’s operating environment and financial results.
The Middle East conflict has led to uncertainty in the region. The conflict has impacted energy markets, with volatility in oil prices as investors price in the risk of supply disruption and prolonged regional instability. While Deutsche Bank has limited direct exposures to the Middle East, sustained broader geopolitical destabilization could negatively impact the bank’s clients and could have an adverse effect on Deutsche Bank's financial results.
Trade and tariff related risks remained elevated during the first quarter 2026, contributing to market volatility and policy uncertainty. While judicial constraints limited the use of emergency powers for broad based U.S. tariffs, alternative tariff measures were introduced under existing trade legislation, reinforcing uncertainty around the direction of global trade policy. Any escalation in tariff measures or trade disputes could weigh on global growth, disrupt supply chains and adversely affect credit conditions and cross border activity relevant to Deutsche Bank’s client base.
Hybrid and cyber warfare and operational risks emerged as potentially significant themes. Undersea cables became targets for attack by state and non-state actors, threatening real-time services such as trading, payments, and service delivery. The bank’s vendors faced potential connectivity issues during regional outages, raising reputational, regulatory, and financial risks.
Overall, the geopolitical landscape in the first quarter of 2026 was characterized by heightened uncertainty and an increased risk of escalation across multiple regions. If the uncertainty persists throughout 2026, it could negatively impact the bank’s results of operations and may impact the bank’s ability to achieve its 2028 financial targets.
Strategy
The bank’s strategy is exposed to risks arising from changes in the macroeconomic and geopolitical environment.
Increased uncertainty around economic growth, inflation dynamics, interest rates and geopolitical developments
(especially the Middle East conflict) could affect market conditions, client activity and credit quality, with potential adverse effects on Deutsche Bank’s revenues, costs and profitability.
The bank’s strategic and financial plans are based on assumptions regarding macroeconomic developments and market conditions. If actual developments differ materially from these assumptions, this could impact the bank’s ability to deliver its 2028 strategic objectives and financial targets.
Technology, Data and Innovation
Deutsche Bank continually monitors and assesses emerging security threats to safeguard the confidentiality, integrity, and availability of its operational and information assets, including data belonging to clients, business partners, and employees. This comprises the identification of and response to incidents along the bank’s supply chain, including third and fourth-party vendors. Deutsche Bank observed cross-industry events, including impacts in the software supply chain and those emanating from the escalating and evolving geopolitical tensions over the course of the first quarter of 2026 and this trend is expected to continue. With the rapid advancement of emerging technologies, particularly Artificial
Intelligence, cyber threats are continuing to evolve at an accelerated pace. This accelerated pace will increase the likelihood that security vulnerabilities could be exploited with greater speed, scale, and impact across industries and supply chains. Risk mitigation strategies and controls are continuously refined to address these risks and the global security threat landscape, but despite these safeguards there is a risk the bank could experience disruption to the bank’s operations, reputational damage, as well as financial losses.

Deutsche Bank	Risk and opportunities
Earnings Report as of March 31, 2026
Opportunities
Macroeconomic and market conditions
Should economic conditions, such as GDP growth, levels of unemployment, the interest rate environment and competitive conditions in the financial services industry improve beyond currently forecasted levels, this could result in higher revenues. These impacts may only be partially offset by additional costs, thereby improving the Group’s ability to meet its financial targets. At the same time, potentially higher inflation, interest rates and market volatility could present a number of opportunities, such as increased revenues from higher trading flows amid private, corporate and institutional customers repositioning their portfolios, while an increase in interest rates could result in higher net interest income as well as higher margins on lending across the Group’s balance sheet.
A substantial proportion of the assets and liabilities on the Group’s balance sheet are financial instruments carried at fair value, with changes in fair value recognized in the income statement. If market conditions improve or interest rates decline, this could result in an increase in the fair value of certain financial instruments. As a result of such changes, the
Group may realize gains in the future.
Geopolitical Events
While rising geopolitical risk creates uncertainty which undermines the global growth outlook and leads to increased fragmentation of the business environment, Deutsche Bank could benefit from supporting clients to de-risk their supply chains and rebalance their global footprint if the fragmentation of the international trade order accelerates. Should geopolitical risk unexpectedly subside, the outlook for global growth could improve beyond the bank’s assumptions with positive implications for revenues and risk metrics.
Strategy
Deutsche Bank’s strategy, Scaling the Global Hausbank, outlines the bank’s approach to accelerating value creation in a way that is consistent with the client franchise and risk appetite of the bank. As such, the next phase of the bank’s strategy may create further opportunities if implemented to a greater extent or with more favorable conditions than anticipated. This includes potential benefits from better than planned macroeconomic, market and geopolitical conditions or advantageous changes in the competitive environment.
If the pace and scale of Germany’s fiscal stimulus and structural reforms exceed the bank’s expected growth rate,
Deutsche Bank may benefit from such investments and accelerate its loan growth higher than currently expected. This acceleration in fiscal spending could also grow productivity in the wider economy and create additional revenue growth opportunities across all four businesses. In addition, the Savings and Investment Union aims to channel household savings into productive investments, strengthen capital markets and boost economic competitiveness across Europe.
This could create the opportunity for the business segments to earn higher than expected fee income and potentially ease capital flows and capital rotation.
Technology and AI are another area that could provide Deutsche Bank opportunities for a lower cost base and accelerated operational efficiencies. The bank has modelled its expected cost savings from the implementation of AI and technology solutions, but there is scope to increase the speed at which AI is implemented to accelerate and exceed planned benefits and reduce the bank’s cost base and enhance operational efficiencies even further than anticipated.
Overall, Deutsche Bank has the opportunity to focus on growth and competitiveness while staying resilient in order to gain market share and create a tailwind to exceed the bank’s financial target of post-tax RoTE of greater than 13%.

Deutsche Bank
Earnings Report as of March 31, 2026
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Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Risk information
Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and its developments within the first three months of 2026. Disclosures according to Pillar 3 of the finalized
Basel III framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and
supported by EBA Implementing Technical Standards or the EBA Guideline, will be published in the Group’s separate
Pillar 3 report.
The following selected key risk metrics form part of the bank’s holistic risk management across individual risk types. The
Common Equity Tier 1 (CET1) ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing
Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR),
Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually. For additional details on the
Group’s Regulatory Framework, information on key risk categories and on the management of its material risks, please refer to the Annual Report 2025 in the section “Risk report”.

Common Equity Tier 1 ratio		Total risk-weighted assets
31.03.2026	13.8%	31.03.2026	€ 361.1 bn
31.12.2025	14.2%	31.12.2025	€ 347.1 bn

Economic capital adequacy ratio		Total economic capital
31.03.2026	193.3%	31.03.2026	€ 26.4 bn
31.12.2025	193.6%	31.12.2025	€ 26.1 bn

Leverage ratio		Leverage exposure
31.03.2026	4.4%	31.03.2026	€ 1,362 bn
31.12.2025	4.6%	31.12.2025	€ 1,327 bn

Total loss absorbing capacity		Minimum requirement for own funds and eligible
31.03.2026 (Risk-weighted asset based)	31.3%	31.03.2026	35.9%
31.03.2026 (Leverage exposure based)	8.3%	31.12.2025	37.7%
31.12.2025 (Risk-weighted asset based)	33.1%
31.12.2025 (Leverage exposure based)	8.7%

Liquidity coverage ratio		Net stable funding ratio
31.03.2026	140%	31.03.2026	119.0%
31.12.2025	144%	31.12.2025	119.1%

Stressed net liquidity position
31.03.2026	€ 82.5 bn
31.12.2025	€ 94.1 bn

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Key risk themes
In the following chapter, Deutsche Bank provides details on key risk themes newly emerged or in focus and thus of high relevance for the Group. This chapter should be read in conjunction with the information presented in the ”Key Risk
Themes“ and “Focus Areas in 2025” sections of the Annual Report 2025.
Credit Risk
The latest developments and key uncertainties in the first quarter of 2026 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews (amongst others macroeconomic development and geopolitical conflict) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations.
Portfolios and themes which have been identified for enhanced monitoring and downside risk assessment for the Group in the first quarter of 2026 included CRE, the Middle East conflict, Private Credit, Technology and Climate Risk. While the CRE portfolio remains elevated, the risk profile of the Private Credit, Technology and Climate Risk portfolios have not changed significantly from December 31, 2025. Additionally, the direct impact to Deutsche Bank from the Middle
East conflict is limited, however there is a potential for broader macroeconomic and second order impacts which have been reflected in a management overlay related to the uncertainty from that conflict and which has been booked as of
March 31, 2026.
Commercial Real Estate
While CRE markets remain affected by higher interest rates and reduced demand for office properties, broader market indexes point towards a stabilization of CRE prices (Green Street Commercial Property Price Index, CPPI, showed an increase of approximately 0.6% from fourth quarter 2025 into first quarter 2026).
The main risks for the portfolio relate to refinancing and extension of maturing loans, which are negatively affected by the impact of higher interest rates on collateral values as well as debt service, as well as valuation decreases on legacy defaulted exposures. CRE loans often have a significant portion of principal payable at maturity. Under current market conditions, borrowers may have difficulty obtaining a new loan to repay the maturing debt or to meet conditions that allow extension of loans. Deutsche Bank is closely monitoring the CRE portfolio for development of such risks.
The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under IFRS 9. However, in certain cases, the borrower may be subject to idiosyncratic factors, or unable to restructure or refinance, and therefore is classified as defaulted. Allowance for credit losses as per March 31, 2026 amounted to € 1.2 billion for the non-recourse portfolio and € 962 million for the stress-tested CRE portfolio
(December 31, 2025: € 1.1 billion and € 903 million respectively).
The following table presents the non-recourse CRE portfolio subject to bespoke stress-test by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as allowance and provision for credit losses recorded as of March 31, 2026, and December 31, 2025, respectively.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Stress-tested CRE portfolio

	Mar 31, 2026		Dec 31, 2025
in € m.	Gross Carrying Amount¹		Gross Carrying Amount[1]
Exposure by stages
Stage 1	14,449		14,402
Stage 2	5,688		6,277
Stage 3	3,802		3,609
Total	23,938		24,288

thereof:
Forborne exposure	5,018		5,133

thereof:
North America	49%		51%
Western Europe (including Germany)[2]	44%		44%
Asia/Pacific	6%		5%

thereof: offices	35%		35%
North America	18%		18%
Western Europe (including Germany)[3]	17%	300%	16%
Asia/Pacific	1%		1%
thereof: residential	14%		15%
thereof: hospitality	17%		15%
thereof: retail	10%		11%

Weighted average LTV, in %
Investment Bank	65%		65%
Corporate Bank	58%		58%
Other Business	71%		70%

	Three months ended Mar 31, 2026		Twelve months ended Dec 31, 2025
Allowance for Credit Losses[4]	962		903
Provision for Credit Losses[4]	171		712
thereof: North America	150		613
1Loans at amortized cost
2Germany accounts for ca 10% of the total stress-tested CRE portfolio as of March 31, 2026.
3Office loans in Germany account for 14% of total office loans in the stress-tested CRE portfolio as of March 31, 2026 and 14% as of December 31, 2025 respectively
4Allowance for Credit Losses and Provision for Credit Losses do not include country risk allowances/provisions.
The decrease in the stress-tested CRE portfolio since December 31, 2025, was € 0.3 billion mainly driven by loan repayments. The average LTV in the U.S. office loan segment was 86% as of March 31, 2026, versus 88% as of December
31, 2025. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments.
As mentioned above, additional information regarding approaches and stress test performed as of December 31, 2025, including uncertainties and sensitivities, is presented in the ”Focus Areas in 2025“ section of the December 31, 2025,
Annual Report. The uncertainty associated with the stress test did not substantially change in the view of management.
Middle East conflict
Deutsche Bank’s direct exposure in the region is limited with exposures mainly to investment grade rated countries and no exposure to Iran and Lebanon. Second order risk themes relating to oil and gas price increases arising from the disruption and supply via the Straits of Hormuz and Iranian strikes on gulf assets may lead to higher inflation and rate expectations and lower economic growth as well as creating  potential vulnerabilities in energy intensive sectors such as
Manufacturing & Engineering, Transportation, Automotives and Steel, Metal & Mining where deep dives and scenario analysis including stress testing have been conducted on an ongoing basis. Additionally, as outlined above, a broader macroeconomic overlay has been applied to cater for this uncertainty.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Non-Bank Financial Institutions and Private Credit
NBFI and Private Credit have been developing risk themes in high focus externally due to the rapid expansion, lack of transparency and potential interconnected risks associated with Private Credit and wider NBFI exposure.
Loans to Private Credit, generally categorized as NBFI Lending, are subject to heightened scrutiny due to recent default events in the market. Approximately 75% of the bank’s Private Credit portfolio is to multi-asset Lender facilities (ABS), collateralized by highly diversified mid-market corporate loans in the U.S. and the EU, across industry sectors, with conservative advance rates, where the facilities and structures are almost entirely investment grade rated. The remainder is diversified across single and multi-asset lenders, Net Asset Value (NAV) Financing, Single Asset Financing, non-bank
CRE lending, business development companies (BDC) and subscription finance.
The bank applies conservative underwriting standards to its Private Credit exposures, including assessment of sponsor and investor quality and other structural features. Advance rates are linked to the overall risk profile of the underlying exposure. Portfolios are managed under dedicated risk appetite frameworks with regular stress testing and active monitoring of credit performance, collateral values and underlying diversification. The risk profile of the portfolio is unchanged from December 31, 2025, and remains within the bank’s risk appetite.
Risk-weighted assets
The table below provides an overview of RWA broken down by risk type and segment. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments. As of March 31, 2026, the output floor for RWA according to CRR3 had no impact on Deutsche Bank´s RWA based on the currently applicable regulation.
Risk-weighted assets by risk type and segment

	Mar 31, 2026
in € m.	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Credit risk	78,291	9,445	62,552	104,836	14,491	269,616
Settlement risk	—	—	—	7	65	71
Credit valuation adjustment (CVA)	80	4	—	2,675	244	3,003
Market risk	10	11	248	20,271	2,612	23,152
Operational risk	15,683	5,262	11,378	18,076	14,853	65,252
Total	94,063	14,722	74,178	145,865	32,266	361,094

	Dec 31, 2025
in € m.	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total
Credit risk	77,193	10,192	60,942	97,311	14,537	260,174
Settlement risk	—	—	—	91	44	135
Credit valuation adjustment (CVA)	58	3	—	2,328	201	2,591
Market risk	20	7	201	18,809	2,012	21,050
Operational risk	14,726	5,318	10,844	17,873	14,422	63,183
Total	91,997	15,520	71,987	136,412	31,216	347,133
RWA of Deutsche Bank were € 361.1 billion as of March 31, 2026, compared to € 347.1 billion at the end of 2025. The increase of € 14.0 billion was driven by credit risk RWA, market risk RWA, operational risk RWA and credit valuation adjustment RWA.
Credit risk RWA increased by € 9.4 billion, mainly due to business growth especially within the Investment Bank, impacts from model related changes and foreign exchange movements. This was partially offset by credit risk RWA decreases resulting from lower equity shares in guaranteed products within Asset Management.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Market risk RWA increased by € 2.1 billion, primarily driven by the incremental risk charge component mainly reflecting an increase in inventory in Fixed Income and Currencies business. Furthermore, market risk RWA increased in the standardized approach component for securitization positions in the trading book mainly due to increased inventory in
Fixed Income and Currencies business.
Deutsche Bank´s operational risk RWA increased by € 2.1 billion, driven by the update to audited Financials applying the final regulatory guidance for the business indicator.
Credit valuation adjustment RWA increased by € 0.4 billion, primarily driven by an increase in exposures and decrease in hedging activities.
CET1 capital reconciliation to shareholders equity

in € m.	Mar 31, 2026	Dec 31, 2025
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	68,526	69,015
Difference between equity per IASB IFRS/EU IFRS³	(1,416)	(2,082)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	67,110	66,933
Deconsolidation/Consolidation of entities	(25)	(24)
Of which:
Additional paid-in capital	—	—
Retained earnings	(16)	(16)
Accumulated other comprehensive income (loss), net of tax	(9)	(9)
Total shareholders’ equity per regulatory balance sheet	67,085	66,909
Minority Interests (amount allowed in consolidated CET1)	936	917
Foreseeable charges incl. AT1 coupon and shareholder distribution deduction[1]	(3,740)	(3,585)
Capital instruments not eligible under CET1 as per CRR 28(1)	(6)	(4)
Common Equity Tier 1 (CET1) capital before regulatory adjustments	64,275	64,237
Prudential filters	(1,101)	(1,371)
Of which:
Additional value adjustments	(1,907)	(1,667)
Any increase in equity that results from securitized assets	—	—
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	807	296
Regulatory adjustments	(13,305)	(13,600)
Of which:		—
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,173)	(5,045)
Deferred tax assets that rely on future profitability	(2,456)	(2,533)
Negative amounts resulting from the calculation of expected loss amounts	(2,207)	(2,579)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,177)	(1,135)
Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Securitization positions not included in risk-weighted assets	—	—
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(211)	(214)
Other[2]	(2,082)	(2,094)
Common Equity Tier 1 capital	49,869	49,266
1Interim profits are recognized remain subject to approval as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013
(ECB/2015/4); current years deductions include deductions for future shareholder distribution of € 1.1 billion and AT1 coupons of € 0.2 billion
2Includes capital deductions of € 1.4 billion (December 2025: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution
Fund and the Deposit Guarantee Scheme and € 0.6 billion (December 2025: € 0.7 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
3 Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in the Note 1
"Material accounting policies and critical accounting estimates" of the Group’s Annual Report 2025. These rules were initially applied in the first quarter 2020
Deutsche Bank’s shareholders equity amounted to € 67.1 billion as of March 31, 2026, compared to € 66.9 billion at the end of 2025. The increase of € 0.2 billion was largely in line with the development of the total equity (for additional information please refer to the “Equity” section in this report). Shareholders’ equity is adjusted for minority interests given recognition in CET1 capital of € 0.9 billion and foreseeable charges of € 3.7 billion. Foreseeable charges include the 2025 dividend deduction and accrued AT1 coupon payments of € 2.4 billion as well as € 1.3 billion foreseeable charges for 2026. The latter include € 1.1 billion regulatory deductions for intended future shareholder distributions relating to the Group’s 60% payout ratio policy in respect of financial year 2026 and € 0.2 billion accrued AT1 coupon payments. Therefore, CET1 capital before regulatory adjustments amounted to € 64.3 billion, broadly stable compared to December 31, 2025.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Deductions for prudential filters and regulatory adjustments decreased by € 0.6 billion since December 31, 2025. These were mainly driven by changes in cash flow hedge reserves and own credit risk on fair valued liabilities by € 0.5 billion, reduction in the expected loss shortfall of € 0.4 billion and lower deferred tax assets of € 0.1 billion .These impacts were partly offset by an increased deduction for additional value adjustments of  € 0.2 billion, as well as for goodwill and other intangibles of € 0.1 billion and therefore the CET1 capital amounted to € 49.9 billion, an increase of € 0.6 billion compared to December 31, 2025.
As of March 31, 2026, Deutsche Bank's CET1 ratio was 13.8%, a decrease of 38 basis points compared to
December 31, 2025. The development was primarily driven by higher RWA as outlined in the previous section, partly offset by the increase in CET1 capital as outlined above.
Economic capital adequacy ratio and economic capital
The economic capital adequacy ratio was 193% as of March 31, 2026, compared to 194% as of December 31, 2025. The decrease was driven by an increase in economic capital demand, partly offset by an increase in economic capital supply.
Economic capital supply amounted to € 51.1 billion as of March 31, 2026, compared to € 50.5 billion as of
December 31, 2025. The increase of € 0.6 billion was mainly driven by a positive net income of € 2.1 billion, cash flow hedge reserves of € 0.7 billion, lower capital deduction for expected loss shortfall of € 0.4 billion, currency translation adjustments of € 0.3 billion and lower capital deduction for deferred tax assets of € 0.1 billion. These increases were partly offset by € 1.3 billion from deductions for intended future shareholder distributions relating to the Group’s 60%
payout ratio policy in respect of the financial year 2026 and accrued AT1 coupon payments, equity compensation of
€ 0.7 billion, unrealized gains and losses of € 0.5 billion, higher capital deductions from additional value adjustments of
€ 0.2 billion, from fair value gains subject to own credit risk of € 0.2 billion and from valuation differences between carrying and fair values for debt securities held to collect of € 0.1 billion.
Economic capital demand amounted to € 26.4 billion as of March 31, 2026, which represents an increase of € 0.4 billion compared to € 26.1 billion as of December 31, 2025. Market risk increased by € 0.5 billion mainly driven by market volatility leading to larger relative interest rate volatility shocks and an enhancement in basis risk modelling, partly offset by impacts of a reduced liquidity horizon for non-maturity deposit risk. Operational risk increased by € 0.1 billion primarily due to an increased number of internal losses and adverse developments of external losses. These increases were partly offset by a decrease in strategic risk of € 0.1 billion due to annual recalibration of software assets model and a decrease in credit risk of € 0.1 billion mainly due to lower transfer risk.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Leverage ratio and leverage exposure
Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Mar 31, 2026	Dec 31, 2025
Tier 1 capital	60.6	60.8

Derivative exposures	144	130
Securities financing transaction exposures	165	159
Off-balance sheet exposures	129	128
On-balance sheet exposures (excluding derivatives and SFTs)	936	924
Asset amounts deducted in determining Tier 1 capital	(13)	(13)
Leverage ratio total exposure measure	1,362	1,327

Leverage ratio (in %)	4.4	4.6

In the first quarter of 2026 the Tier 1 capital decreased by € 0.2 billion to € 60.6 billion. The decrease was driven by the announced exercise of the call option on an AT 1 capital instrument with a total principal amount of £ 650 million
(€ 0.8 billion equivalent) and partly offset by the increase of CET1 capital discussed in section “CET1 capital reconciliation to shareholders equity”.
Leverage exposure increased by € 34.2 billion to € 1,361.7 billion. The leverage exposure related to derivatives  increased by € 14.7 billion, driven by replacement costs and potential future exposure add-ons under the Standardized Approach for Counterparty Credit Risk (SA-CCR) as well as effective notional amounts of written credit derivatives. Furthermore, the leverage exposure for total on-balance sheet exposures (excluding derivatives and SFTs) increased by € 12.0 billion, largely in line with the development on the balance sheet. For additional information on the development of the balance sheet please refer to section “Movements in assets and liabilities” in this report. In addition, the leverage exposure for securities financing transactions (SFTs) increased by € 5.6 billion, also largely in line with the development on the balance sheet. Moreover, off-balance sheet leverage exposures increased by € 1.6 billion corresponding to higher notional amounts for irrevocable lending commitments and financial guarantees.
The increase in leverage exposure in the first quarter of 2026 included a positive foreign exchange impact of
€ 10.8 billion, mainly due to the strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
As of March 31, 2026, Deutsche Bank’s leverage ratio was 4.4%, compared to 4.6% as of December 31, 2025. This takes into account a Tier 1 capital of € 60.6 billion over an applicable exposure measure of € 1,361.7 billion as of
March 31, 2026 (€ 60.8 billion and € 1,327.4 billion as of December 31, 2025, respectively).

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Minimum Requirement of Own Funds and Eligible Liabilities (MREL) and Total
Loss Absorbing Capacity (TLAC)
MREL and TLAC

in € m. (unless stated otherwise)	Mar 31, 2026	Dec 31, 2025
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET1)	49,869	49,266
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	10,717	11,518
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	6,793	7,050
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	33	30
Tier 2 (T2) capital instruments eligible under TLAC/MREL	6,826	7,080
Total regulatory capital elements of TLAC/MREL	67,411	67,864

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	45,674	47,071
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Total Loss Absorbing Capacity (TLAC)	113,085	114,936
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	113,085	114,936
Senior preferred plain vanilla	7,724	7,706
Senior preferred structured products	8,896	8,381
Available Minimum Own Funds and Eligible Liabilities (MREL)	129,705	131,023

Risk-weighted assets (RWA)	361,094	347,133
Leverage Ratio Exposure (LRE)	1,361,684	1,327,441

TLAC ratio
TLAC ratio (as percentage of RWA)	31.32	33.11
TLAC requirement (as percentage of RWA)	23.11	23.13
TLAC ratio (as percentage of Leverage Exposure)	8.30	8.66
TLAC requirement (as percentage of Leverage Exposure)	6.75	6.75
TLAC surplus over RWA requirement	29,645	34,641
TLAC surplus over LRE requirement	21,171	25,334

MREL subordination
MREL subordination ratio (as percentage of RWA)	31.32	33.11
MREL subordination requirement (as percentage of RWA)	24.92	24.94
MREL subordination ratio (as percentage of LRE)	8.30	8.66
MREL subordination requirement (as percentage of LRE)	7.03	7.03
MREL subordination surplus over RWA requirement	23,110	28,358
MREL subordination surplus over LRE requirement	17,359	21,617

MREL ratio
MREL ratio (as percentage of RWA)	35.92	37.74
MREL requirement (as percentage of RWA)	31.09	31.11
MREL ratio (as percentage of LRE)	9.53	9.87
MREL requirement (as percentage of LRE)	7.03	7.03
MREL surplus over RWA requirement	17,450	23,026
MREL surplus over LRE requirement	33,979	37,704

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
MREL ratio development
As of March 31, 2026, available MREL were € 129.7 billion, corresponding to a ratio of 35.92% of RWA. This means that
Deutsche Bank has a surplus of € 17.4 billion above the Group’s MREL requirement of € 112.3 billion (i.e. 31.09% of RWA including combined buffer requirement). € 113.1 billion of the Group’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 31.32% of RWA and 8.30% of LRE, a buffer of € 17.4 billion over the Group’s subordination requirement of € 95.7 billion (i.e. 7.03% of LRE). Compared to December 31, 2025, the buffers over the requirements were slightly reduced given lower available MREL and subordinated MREL was accompanied by higher  RWA and LRE.
TLAC ratio development
As of March 31, 2026, TLAC was € 113.1 billion and the corresponding TLAC ratios were 31.32% of RWA and 8.30% of
LRE. This means that Deutsche Bank has a TLAC surplus of € 21.2 billion over its TLAC requirement of €91.9 billion (i.e.
6.75% of LRE).
Liquidity Coverage Ratio
As of March 31, 2026, the Group's Liquidity Coverage Ratio was 140%, or € 69.0 billion above the regulatory minimum of
100%. In comparison, as of December 31, 2025, the Group's Liquidity Coverage Ratio was 144% or € 80.0 billion excess liquidity.
Stressed Net Liquidity Position
The stressed Net Liquidity Position decreased to € 82.5 billion as of March 31, 2026 in comparison to € 94.1 billion as of
December 31, 2025. The decrease was in large part due to increased impacts of loans outstanding of approximately
€ 10.0 billion, reduced net deposits of approximately € 1.0 billion and reduced capital markets issuances of approximately € 0.5 billion.
Net Stable Funding Ratio
The Group’s Net Stable Funding Ratio as of March 31, 2026 was 119% or a surplus of € 106.0 billion over the regulatory minimum of 100% as compared with 119% as of December, 31 2025 or a surplus of € 104.0 billion.
IFRS 9 Impairment
Model overview
During the first three months of 2026, Deutsche Bank continued to apply the same IFRS 9 impairment models and methodologies, key assumptions and risk management activities as disclosed in the Annual Report 2025. As outlined in the Annual Report 2025, the Group leverages existing models used for the determination of capital demand under the
Basel Internal Ratings Based Approach and internal risk management practices to calculate the bank’s ECL.
The latest developments and key uncertainties in the first three months of 2026 and their consideration in the ECL calculation, based on the bank’s ongoing credit risk management activities and governance framework, are described in the section ‘Key risk themes’ in this report. Activities targeted at assessing the appropriateness of the ECL calculation include regular emerging risk reviews as well as portfolio deep dives, day-to-day risk management on the level of individual borrowers, and regular model validations. The Group also considers each reporting period if there are any potential model imprecisions or uncertainties included in the model that require an overlay. Lastly, the Group presents its sensitivity analysis regarding forward-looking information as a key assumption.
Forward-looking information
The tables below contain the macroeconomic variables (MEV’s) included in the application of forward-looking information feeding the IFRS 9 model as of March 31, 2026, and as of December 31, 2025. At each reporting date, the consensus data include the latest macroeconomic developments.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Macroeconomic variables applied

	as of March 2026[1,2]
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.33%	2.01%
GDP - Eurozone	1.11%	1.44%
GDP - Germany	0.94%	1.51%
GDP - Italy	0.81%	0.87%
GDP - Developing Asia	4.89%	4.51%
GDP - Emerging Markets	4.18%	3.97%
Unemployment - USA	4.40%	4.28%
Unemployment - Eurozone	6.23%	6.10%
Unemployment - Germany	4.03%	4.01%
Unemployment - Italy	5.65%	5.72%
Unemployment - Spain	9.87%	9.58%
Unemployment - Japan	2.51%	2.42%
Real Estate Prices - CRE Index USA	304.41	306.27
Real Estate Prices - CRE Index Eurozone	113.00	114.08
Real Estate Prices - House Price Index USA	331.41	340.22
Real Estate Prices - House Price Index Germany	157.10	156.89
Real Estate Prices - House Price Index Spain	2,298.76	2,354.20
Equity - S&P500	7,030	7,708
Equity - Eurostoxx50	5,906	6,295
Equity - DAX40	24,602	26,982
Equity - MSCI EAFE	1,413	1,541
Equity - MSCI Asia	2,298	2,453
Equity - Nikkei	54,816	57,057
Credit - High Yield Index	302.99	390.82
Credit - CDX High Yield	327.17	405.76
Credit - CDX IG	54.47	68.05
Credit - CDX Emerging Markets	141.21	193.86
Credit - ITX Europe 125	56.98	67.65
Commodity - WTI	76.22	74.25
Commodity - Gold	4,712.78	4,917.51
1MEV as of March 19, 2026
2Year 1 equals first quarter of 2026 to fourth quarter of 2026, Year 2 equals first quarter of 2027 to fourth quarter of 2027

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026

	as of December 2025[1,2]
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.87%	1.97%
GDP - Eurozone	1.16%	1.44%
GDP - Germany	0.65%	1.54%
GDP - Italy	0.60%	0.91%
GDP - Developing Asia	4.45%	4.78%
GDP - Emerging Markets	3.85%	4.19%
Unemployment - USA	4.42%	4.29%
Unemployment - Eurozone	6.30%	6.18%
Unemployment - Germany	3.75%	3.66%
Unemployment - Italy	6.14%	6.22%
Unemployment - Spain	10.37%	10.05%
Unemployment - Japan	2.49%	2.45%
Real Estate Prices - CRE Index USA	300.74	301.87
Real Estate Prices - CRE Index Eurozone	110.44	111.75
Real Estate Prices - House Price Index USA	331.21	340.69
Real Estate Prices - House Price Index Germany	157.28	158.82
Real Estate Prices - House Price Index Spain	2,213.53	2,264.16
Equity - S&P500	6,942	7,366
Equity - Eurostoxx50	5,793	6,086
Equity - DAX40	24,453	25,886
Equity - MSCI EAFE	1,288	1,351
Equity - MSCI Asia	2,068	2,160
Equity - Nikkei	50,891	53,099
Credit - High Yield Index	308.27	348.99
Credit - CDX High Yield	333.97	370.05
Credit - CDX IG	54.64	62.78
Credit - CDX Emerging Markets	149.82	179.86
Credit - ITX Europe 125	56.42	62.27
Commodity - WTI	61.07	59.01
Commodity - Gold	3,976.94	4,189.01
1MEV as of December 8, 2025, which remained consistent as of December 31, 2025
2Year 1 equals fourth quarter of 2025 to third quarter of 2026, Year 2 equals fourth quarter of 2026 to third quarter of 2027
Overlays applied to the IFRS 9 model output
The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current macroeconomic and geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgements are applied that these are in line with the Group’s risk management framework.
To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout the first quarter of 2026, primarily as a result of the Middle East conflict, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews resulted in a broader macroeconomic overlay for the uncertainties and second order impacts related to the Middle East conflict to adequately provision for the bank’s expected credit losses as of March 31, 2026.
As of March 31, 2026, management overlays amounted to € 242 million, compared to € 156 million at the end of 2025
(which resulted in an increase of Allowance for credit losses in both periods). These included the new overlay mentioned above and existing management overlays addressing the expected impacts from a model refinement related to refinancing risk and observations from the bank’s portfolio reviews and credit risk assessments.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Overall assessment of ECLs
Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk
Appetite and Management Forum, the Risk and Finance Credit Loss Provisioning Forum and Group Risk Committee.
Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant increase in credit risks are identified, clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.
Model sensitivity
The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2, and the LGD setting on homogenous portfolios in Stage 3. The bank also provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations. The sensitivity of the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and transferred to Stage 2 and the sensitivity of LGD settings on portfolios in Stage 3 have not materially changed versus amounts disclosed in the Annual Report 2025.
Macroeconomic Variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts from downward and upward shifts applied separately to each group of MEVs as of
March 31, 2026, and December 31, 2025. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
–GDP growth rates: includes U.S., Eurozone, Germany, Italy, Developing Asia, Emerging Markets
–Unemployment rates: includes U.S., Eurozone, Germany, Italy, Japan, Spain
–Equities: S&P500, Eurostoxx50, DAX40, Nikkei, MSCI Asia, MSCI EAFE
–Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
–Real Estate: CRE Index USA, CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price
Index Italy (until 2024 only), House Price Index Spain
–Commodities: WTI oil price, Gold price
Although interest rates and inflation are not included in the above set of MEVs as separate risk drivers, their overall economic impact is reflected by other macroeconomic variables, such as GDP growth rates, unemployment, equities and credit spreads, since higher rates and inflation typically filter through these forecasts and are thus reflected in the ECL model and below sensitivity analysis in an implicit way.
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). Interdependences and timing of MEV changes following the Middle East conflict can have further impacts on ECL. ECL quantification for
Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.
As of March 31, 2026, the sensitivity impact, which does not consider the aforementioned new overlay, is lower, compared to December 31, 2025, mainly due to portfolio changes, lower ECL as well as improvements of base MEV projections which the analyses were based on.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
IFRS 9 – Sensitivities of Forward-Looking Information applied on Stage 1 and Stage 2 – Group Level

	Mar 31, 2026
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(67.8)	(1pp)	73.4
Unemployment rates	(0.5pp)	(46.1)	0.5pp	49.0
Real estate prices¹	5%	(32.7)	(5%)	35.9
Equities	10%	(17.0)	(10%)	22.5
Credit spreads	(40%)	(16.8)	40%	18.7
Commodities²	10%	(8.2)	(10%)	9.3

	Dec 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(76.3)	(1pp)	87.2
Unemployment rates	(0.5pp)	(49.4)	0.5pp	51.6
Real estate prices¹	5%	(35.3)	(5%)	40.1
Equities	10%	(17.1)	(10%)	23.7
Credit spreads	(40%)	(19.5)	40%	21.6
Commodities²	10%	(6.9)	(10%)	7.4
1 For  a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3, reference is made to the section on Commercial Real Estate above
2Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4%; 1% (percentage change), e.g., Real estate price shifts from 100 to 101
IFRS 9 Expected Credit Losses
Provision for credit losses was € 519 million in the first quarter of 2026, or 43 basis points of average loans, up 10% from
€ 471 million in the prior year quarter. Provision for non-performing (Stage 3) loans was € 500 million, up from
€ 341 million  in the prior year quarter, primarily reflecting additional provisions on a single name exposure in the
Investment Bank, the majority of which are related to Commercial Real Estate, and Private Bank. Provision for performing loans (Stage 1 and 2) was € 19 million, down from € 130 million in the prior year quarter. Positive portfolio developments in the overall book were more than offset by the new management overlay to address macroeconomic uncertainty.

Deutsche Bank	Risk information
Earnings Report as of March 31, 2026
Asset quality
This section describes the quality of debt instruments subject to impairment, which under IFRS 9 include debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income
(FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’).
The following table provides an overview of the exposure amount and allowance for credit losses by class of financial instrument broken down into stages as per IFRS 9 requirements.
Overview of financial instruments subject to impairment

	Mar 31, 2026					Dec 31, 2025
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	723,534	52,216	14,932	551	791,233	727,810	53,383	14,874	615	796,683
Of which Loans	427,085	49,790	14,697	551	492,123	416,848	52,092	14,720	610	484,270
Allowance for credit losses²	416	876	4,923	227	6,443	421	888	4,600	247	6,156
Of which Loans	403	865	4,836	227	6,331	409	881	4,513	247	6,049

Fair value through OCI
Fair value	46,387	450	173	—	47,010	43,030	466	147	—	43,644
Allowance for credit losses	11	36	15	—	62	12	22	14	—	48

Off-balance sheet positions
Notional amount	331,059	26,994	2,796	25	360,874	321,740	26,678	2,724	21	351,164
Allowance for credit losses³	95	97	197	2	390	98	96	196	2	393
1Financial assets at amortized cost consist of: Loans at amortized cost, cash and central bank balances, interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of Other assets
2Allowance for credit losses do not include allowance for country risk amounting to € 10 million as of March 31, 2026 and € 7 million as of December 31, 2025
3Allowance for credit losses do not include allowance for country risk amounting to € 12 million as of March 31, 2026 and € 12 million as of December 31, 2025
Goodwill and other intangible assets
Goodwill, indefinite and definite life intangible assets are tested for impairment annually in the fourth quarter or more frequently if there are indications that the carrying value may be impaired. Goodwill is tested for impairment purposes on the cash-generating unit (CGU) level. Definite life intangible assets are generally tested on CGU level as they do not generate cash inflows that are largely independent of those from other assets. Indefinite life intangible assets are tested at the individual asset level.
As of March 31, 2026, an analysis was performed to evaluate if an impairment loss needed to be recognized for the
Group’s goodwill allocated to the Asset Management CGU or the indefinite life intangible asset related to Asset
Management’s retail investment management agreements (shown under unamortized intangible assets). As a result of the analysis, neither the goodwill nor the retail investment management agreement intangible asset was impaired.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Additional information
Management and Supervisory Board
Management Board
As of January 1, 2026, Raja Akram became a member of the Management Board of Deutsche Bank AG and, since March
15, 2026, he has taken over the responsibility as Chief Financial Officer from James von Moltke. James von Moltke will remain  as President until June 30, 2026 and remains responsible for Asset Management until April 30, 2026.
On March 19, 2026, the Supervisory Board resolved that:
–Stefan Hoops, Chief Executive Officer of the Management Board of Deutsche Bank’s asset manager DWS, will additionally become a member of the Management Board of Deutsche Bank AG with effect from May 1, 2026. The
Asset Management segment has been represented on the Management Board by James von Moltke, who will leave the bank when his contract expires at the end of June 2026. Stefan Hoops will remain in his role as Chief Executive
Officer of DWS, which continues to be a separately listed legal entity with its own leadership, strategy, and governance.
–Marie-Jeanne Deverdun will become a member of the Management Board with effect from May 1, 2026 and will assume the role of Chief Technology, Data and Innovation Officer. She will succeed Bernd Leukert, who will leave the bank when his contract expires at the end of June 2026.
Furthermore, the Supervisory Board decided that:
–Fabrizio Campelli will be appointed President with effect from July 1, 2026, when the term of the current President,
James von Moltke, ends. Mr. Campelli will retain his existing roles as Head of the Corporate Bank and the Investment
Bank, as well as his Management Board responsibility for the regions Americas and the United Kingdom and Ireland.
–Following the extension of the contract of Claudio de Sanctis, Head of the Private Bank, at the end of last year, the
Supervisory Board extended the contract of Alexander von zur Mühlen as a member of the Management Board and
Chief Executive Officer for Asia-Pacific, the Middle East and Africa, as well as Europe and Germany. Both contracts now run until 2029.
Supervisory Board
At the end of the Annual General Meeting on May 28, 2026, the regular terms of appointment of Mr. Alexander
Wynaendts and Mr. Yngve Slyngstad will end. Both will stand for re-election. Mr. Frank Witter stated that he will resign from his mandate of the Supervisory Board with effect from the close of the Annual General Meeting on May 28, 2026.
The Supervisory Board proposes to elect Mr. Carsten Knobel as successor for four years.
It is intended that, following his election by the Annual General Meeting, Mr. Wynaendts will be re-elected as Chairman of the Supervisory Board.
Events after the reporting period
After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Basis of preparation/impact of changes in accounting
principles
The Earnings Report of Deutsche Bank Aktiengesellschaft, Taunusanlage 12, Frankfurt am Main, Germany and its
subsidiaries (collectively the “Group” or “Deutsche Bank”) for the three-month period ended March 31, 2026, is stated in euros, the presentation currency of the Group. It has been prepared based on the International Financial Reporting
Standards (IFRS) as issued by the International Accounting Standards Board (IASB).
The Group’s Earnings Report is unaudited and includes the consolidated balance sheet as of March 31, 2026, the related consolidated statements of income and comprehensive income for the three-month period ended March 31, 2026, as well as other information.
The Group’s Earnings Report should be read in conjunction with the audited consolidated financial statements of
Deutsche Bank for the year ended December 31, 2025, for which the same accounting policies, critical accounting estimates and changes in accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Recently adopted accounting pronouncements”.
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
The application of the EU carve out version of IAS 39 had a positive impact of € 854 million on profit before tax and of € 615 million on profit after tax for the three-month period ended March 31, 2026, compared to a positive impact of € 391 million on profit before tax and of € 280 million on profit post tax for the three-month period ended March
31, 2025. The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve out version of IAS 39. As of March 31, 2026, the application of the EU carve out had a cumulative negative impact on the CET1 capital ratio of about 39 basis points compared to a cumulative negative impact of about 60 basis points as of March
31, 2025.
The preparation of financial information under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates, especially in relation to potential impacts from tariffs or inflation and broader changes in the political and geopolitical environment (e.g. war in
Ukraine or conflicts in the Middle East), and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group, and which have been newly applied in the first three months of 2026.
IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB issued “Amendments to the Classification and Measurement of Financial Instruments
(Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. The amendments are effective for annual periods beginning on or after January 1, 2026.
On classification and measurement there were amendments to the solely payments of principal and interest (SPPI) test.
The amendments provide more guidance on the scope of contractually linked financial assets and the SPPI assessment for debt instruments assets with contingent cash flow features, for example loans with Environmental, Social, and
Governance (ESG) linked coupons. The amendments resulted in an adjustment to equity as of January 1, 2026 and did not have a material impact on the Group’s interim consolidated financial statements. The amendments also include additional disclosure requirements on financial instruments with contingent cash flow features which will initially be required in the Group’s 2026 annual financial statements.
On financial liability derecognition via electronic payment systems, the amendments clarify that a financial liability is derecognized on the settlement date (which is when the related obligation is discharged or cancelled or expires, or the liability otherwise qualifies for derecognition), and provides for an election for a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. The initial application of the amendment has had no impact on the Group’s interim consolidated financial statements, and the election to derecognize before the settlement date has not been applied as of the reporting date.
Annual Improvements to IFRS
In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-
time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its
accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial
Statements” and IAS 7 “Statement of Cash-Flows”. The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted. The amendments did not have a material impact on the Group’s interim consolidated financial statements.
Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9 and IFRS 7
In December 2024, the IASB issued “Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and
IFRS 7)” to address matters identified for contracts referencing to nature-dependent electricity. The own-use requirements in IFRS 9 are to be amended to include the factors an entity is required to consider for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are to be amended to permit an entity using a contract for nature-dependent renewable electricity with a variable volume of forecast electricity transactions as the hedged item as well as for measuring hedge effectiveness. The IASB further amends IFRS 7 and IFRS 19 to introduce disclosure requirements about contracts for nature-dependent electricity with specified characteristics.
The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted.
The amendments did not have a material impact on the Group’s interim consolidated financial statements.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
New accounting pronouncements
The following accounting pronouncements were not effective as of March 31, 2026, and therefore have not been applied in the first three months of 2026.
IFRS 18 “Presentation and Disclosure in Financial Statements”
In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income
Statement as well as new disclosure requirements for Management-defined Performance Measures (MPMs). The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The Group is currently assessing the impact of IFRS 18 on the presentation of its consolidated financial statements.
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. In August 2025, the IASB issued amendments to the not yet effective standard which cover new or amended IFRS Accounting Standards issued between February 28, 2021, and May 1, 2024, that were not considered when IFRS 19 was first issued.
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.
IAS 21 “The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary
Presentation Currency”
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to clarify the accounting applied by a parent, whose functional currency is the currency of a hyperinflationary economy, when it consolidates a subsidiary, whose functional currency is the currency of a non-hyperinflationary economy. The IASB decided that when an entity translates amounts from a functional currency that is the currency of a non-
hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy, the entity translates those amounts, including comparative amounts, using the closing rate at the date of the most recent statement of financial position. An entity shall also disclose that it has applied this translation method in its financial statements, or in the results and financial position of its foreign operations.
The amendments will be effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The new standard has yet to be endorsed by the EU.
Business Segments
Changes in the presentation for the segments
During the first three months of 2026, there were no material changes in the presentation for the business segments.
Capital expenditures and divestitures
During the first three months of 2026, the Group did not make any significant capital expenditures or divestitures.

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Total net revenues

	Three months ended
in € m.	Mar 31, 2026	Mar 31, 2025
Interest and similar income	10,839	11,472
Interest expense	6,806	7,636
Net interest income	4,033	3,836
Net commission and fee income	2,805	2,752
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	960	1,329
Net gains (losses) on derecognition of financial assets measured at amortized cost	1	2
Net gains (losses) on financial assets at fair value through other comprehensive income	10	16
Net income (loss) from equity method investments	7	(19)
Other income (loss)	2	217
Total noninterest income	3,784	4,297
Total net revenues	7,817	8,133
Earnings per common share

	Three months ended
	Mar 31, 2026	Mar 31, 2025
Earnings per common share:
Basic	€ 0.75	€ 0.86
Diluted	€ 0.74	€ 0.84
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding	1,927.7	1,951.4
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	1,956.5	1,997.7

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Consolidated statement of comprehensive income

	Three months ended
in € m.	Mar 31, 2026	Mar 31, 2025
Profit (loss) recognized in the income statement	1,558	1,732
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	2	9
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	197	27
Total of income tax related to items that will not be reclassified to profit or loss	(67)	(65)
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(191)	97
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(10)	(16)
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(727)	146
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	3	(6)
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	0	0
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	238	(1,059)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	0
Equity Method Investments
Net gains (losses) arising during the period	2	41
Total of income tax related to items that are or may be reclassified to profit or loss	334	(50)
Other comprehensive income (loss), net of tax	(219)	(877)
Total comprehensive income (loss), net of tax	1,339	855
Attributable to:
Noncontrolling interests	73	9
Deutsche Bank shareholders and additional equity components	1,267	846

Deutsche Bank	Additional information
Earnings Report as of March 31, 2026
Provisions
As of March 31, 2026, the Group recognized € 2.3 billion (December 31, 2025: € 2.4 billion) in provisions on its balance sheet. The provisions relate to operational risk, civil litigation, regulatory enforcement, restructuring, allowances for credit related off-balance sheet positions and other matters, including bank levies. The provisions as of March 31, 2026 are described below for civil litigation and regulatory matters. Details on the Group’s provisions as of December 31,
2025, are disclosed in Deutsche Bank’s Annual Report 2025 in Note 10 “Restructuring”, Note 19 “Allowance for credit losses”, and Note 27 “Provisions”.
Civil litigation and regulatory enforcement matters
As of March 31, 2026, the Group recognized provisions relating to civil litigation of € 1.1 billion (December 31, 2025:
€ 1.2 billion) and provisions relating to regulatory enforcement matters of € 0.2 billion (December 31, 2025: € 0.2 billion).
For some matters, for which the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provisions were recognized.
General and administrative expenses included expenses for civil litigation and regulatory enforcement matters of € 89 million for the three months ended March 31, 2026 (€ 26 million for the three months ended March 31, 2025).
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that as of March 31, 2026, these contingent liabilities are € 949 million for civil litigation matters (December 31, 2025: € 921 million) and € 2 million for regulatory enforcement matters (December 31, 2025: € 6 million). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party.
For other significant civil litigation and regulatory enforcement matters where the Group believes the possibility of an outflow of funds is more than remote but less than probable, but the amount is not reliably estimable, such matters are not included in the contingent liability estimates. In addition, where the Group believes the possibility of an outflow of funds is remote on other significant civil litigation and regulatory enforcement matters, the Group has neither recognized a provision nor included the matters in the contingent liability estimates.
For additional details on civil litigation and regulatory enforcement matters or groups of similar matters (some of which consist of a number of proceedings or claims) for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk, see Note 27 “Provisions” in Deutsche Bank’s Annual Report 2025 in the section captioned “Current
Individual Proceedings”. The disclosed matters in Note 27 “Provisions” include matters for which the possibility of a loss is more than remote, but for which the Group cannot reliably estimate the possible loss.
Other
Irrevocable Payment Commitments (IPCs) related to bank levy according to the Single Resolution Fund (SRF) and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of March 31, 2026
(December 31, 2025: € 1.5 billion). Thereof, € 1.0 billion related to IPC’s to the SRF (December 31, 2025: € 1.0 billion) and
€ 0.5 billion to the German deposit protection fund (December 31, 2025: € 0.5 billion).

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of March 31, 2026
Non-GAAP financial measures
This document and other documents the Group has published or may publish contain non-GAAP financial measures.
Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.
Return on equity ratios
The Group reports post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure, and reconciles it to post-tax return on average shareholders’ equity.
Post-tax return on average shareholders’ equity and post-tax return on average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after deducting profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon) as a percentage of average shareholders’ equity and average tangible shareholders' equity. For the Group, it reflects the reported effective tax rate which was 29% for the first quarter of 2026 and 29% for the prior year’s comparative period.
For the segments, the applied tax rate was 28% for the first quarter of 2026 and all quarters in 2025.
The Group’s tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. The ratios are then calculated as a percentage of profit (loss) attributable to shareholders by the average shareholders’ equity and average tangible shareholders' equity, respectively.
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on tangible equity ratio presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS and ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Mar 31, 2026
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	681	279	623	1,440	(837)	2,187
Profit (loss)	490	201	449	1,037	(619)	1,558
Profit (loss) attributable to noncontrolling interests	—	—	—	—	55	55
Profit (loss) attributable to DB shareholders and additional equity components	490	201	449	1,037	(674)	1,503
Profit (loss) attributable to additional equity components	48	5	38	82	33	207
Profit (loss) attributable to Deutsche Bank shareholders	442	196	411	954	(707)	1,296
Average allocated shareholders’ equity	14,523	4,363	12,200	25,209	12,948	69,242
Deduct: Average allocated goodwill and other intangible assets[1]	660	2,784	1,070	900	1,519	6,933
Average allocated tangible shareholders’ equity	13,863	1,579	11,130	24,309	11,428	62,309
Post-tax return on average shareholders’ equity[2]	12.2%	18.0%	13.5%	15.1%	N/M	7.5%
Post-tax return on average tangible shareholders’ equity	12.8%	49.6%[3]	14.8%	15.7%	N/M	8.3%
N/M – Not meaningful
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
3  Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of the Annual Report 2025

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of March 31, 2026

	Three months ended Mar 31, 2025
in € m. (unless stated otherwise)	Private Bank	Asset Management	Corporate Bank	Investment Bank	Corporate & Other	Total Consolidated
Profit (loss) before tax	489	204	632	1,545	(425)	2,446
Profit (loss)	352	147	455	1,112	(335)	1,732
Profit (loss) attributable to noncontrolling interests	—	—	—	—	44	44
Profit (loss) attributable to DB shareholders and additional equity components	352	147	455	1,112	(379)	1,688
Profit (loss) attributable to additional equity components	47	8	38	73	26	193
Profit (loss) attributable to Deutsche Bank shareholders	305	139	417	1,039	(406)	1,495
Average allocated shareholders’ equity	14,649	5,548	12,463	23,827	12,732	69,218
Deduct: Average allocated goodwill and other intangible assets[1]	(25)	3,043	829	842	2,251	6,939
Average allocated tangible shareholders’ equity	14,674	2,504	11,635	22,985	10,481	62,279
Post-tax return on average shareholders’ equity[2]	8.3%	10.0%	13.4%	17.4%	N/M	8.6%
Post-tax return on average tangible shareholders’ equity	8.3%	22.2%	14.3%	18.1%	N/M	9.6%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Goodwill and other intangible assets related to the share of DWS that is not held by Deutsche Bank are excluded since the first quarter of 2018
2Profit (loss) attributable to additional equity components is deducted in the bank’s return-on-equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period.

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of March 31, 2026
Net interest income in the key banking book segments
Deutsche Bank applies a prudent approach to modelling and managing interest rate risk in its banking book. The bank’s objective is to limit the sensitivity of net interest income and to stabilize net interest margins arising from fixed-rate, non‑maturity balance sheet items. Consistent with industry practice, Deutsche Bank models its deposit portfolios based on behavioral stability and rate sensitivity. Deposits with no assumed rate sensitivity are considered stable and are assumed not to reprice materially, even in the event of significant changes in market interest rates. These deposits therefore represent a source of interest rate risk.
If such rate‑insensitive deposits were invested solely in short‑term instruments, net interest income would become highly sensitive to short‑term interest rate movements, resulting in considerable volatility. To protect the net interest income of rate‑insensitive deposits, Deutsche Bank undertakes interest rate hedging by investing these deposits over a medium‑term horizon, predominantly through structures with a typical 10‑year tractor profile. As a result, the net interest income of these deposits is primarily sensitive to the reinvestment of the hedge portfolio, representing approximately 10% of the total portfolio that is exposed to movements in 10‑year rates.
The bank’s deposit net interest income hedge is a rolling mid‑term portfolio that provides protection through the interest rate cycle. The hedge duration is continuously monitored and adjusted according to Deutsche Bank’s modelling framework, including assumptions on client behavior as well as local and regulatory requirements. Deutsche Bank uses a range of strategies and balance sheet measures to implement this approach.
‘Net interest income in the key banking book segments’ is a non‑GAAP financial measure. The most directly comparable
IFRS measure is ‘Net interest income’. Key banking book segments are defined as those business segments in which net interest income from banking book activities constitutes a material share of overall revenue. Net interest income in these segments is calculated as the Group’s total net interest income, excluding other funding‑related effects (such as centrally managed funding costs) and impacts arising from accounting asymmetries between the Group’s trading book and associated hedging activities. The Group considers this presentation to provide a more meaningful reflection of the net interest income generated by its operating businesses.
Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arise when funding costs related to trading book positions are reported within net interest income, while the corresponding revenues on the underlying positions are recognized in noninterest income. Conversely, asymmetries can result when fair‑valued instruments are used to hedge positions in the key banking book segments: the income or expense of the hedged item is recorded as interest income, while the hedge result is recorded within noninterest income. These effects mainly occur in the Investment Bank (excluding FIC Financing), Asset Management and Corporate & Other, including
Treasury, other than held in the key banking book segments.
The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments.

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of March 31, 2026

in € m. (unless stated otherwise)	Three months ended Mar 31, 2026	Three months ended Mar 31, 2025

Group
Net interest income	4,033	3,836
Key banking book segments and other funding effects[1]	3,523	3,223
Key banking book segments	3,557	3,326
Other funding effects[1]	(34)	(103)
Accounting asymmetry driven[2]	510	613
Average interest earning assets[3] (in € bn)	1,085	1,038
Net interest margin[4]	1.5%	1.5%

Key banking book segments
Private Bank
Net interest income	1,638	1,454
Average interest earning assets[3] (in € bn)	248	258
Net interest margin[4]	2.6%	2.3%

Corporate Bank
Net interest income	1,144	1,160
Average interest earning assets[3] (in € bn)	136	129
Net interest margin[4]	3.4%	3.6%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	774	711
Average interest earning assets[3] (in € bn)	109	106
Net interest margin[4]	2.8%	2.7%

Total Key banking book segments
Net interest income	3,557	3,326
Average interest earning assets[3] (in € bn)	493	493
Net interest margin[4]	2.9%	2.7%
1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other
2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment
Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury; which are not key banking book segments
3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year
4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank	Non-GAAP financial measures
Earnings Report as of March 31, 2026
Revenues and costs on a currency adjusted basis
Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes, revenues and costs.
Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) allows for better comparability with the Group’s competitors.

in € b. (unless stated otherwise)	Mar 31, 2026	Dec 31, 2025
Total assets	1,489	1,440
Deduct: Derivatives (incl. hedging derivatives & derivatives reclassified into held for sale) credit line netting	210	181
Deduct: Derivatives cash collateral received/paid	54	60
Deduct: Securities Financing Transactions credit line netting	1	2
Deduct: Pending settlements netting	56	53
Net assets (adjusted)	1,167	1,144

Book value and tangible book value per basic share outstanding
Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.
Tangible book value

in € m.	Mar 31, 2026	Dec 31, 2025
Total shareholders’ equity (Book value)	68,526	69,015
Goodwill and other intangible assets[1]	(7,017)	(6,843)
Tangible shareholders’ equity (Tangible book value)	61,509	62,172
1Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic shares outstanding

in million (unless stated otherwise)	Mar 31, 2026	Dec 31, 2025
Number of shares issued	1,910.6	1,910.6
Treasury shares	(29.2)	(7.7)
Vested share awards	29.4	36.7
Basic shares outstanding	1,910.9	1,939.5

Book value per basic share outstanding in €	35.86	35.58
Tangible book value per basic share outstanding in €	32.19	32.06

Deutsche Bank	Imprint
Earnings Report as of March 31, 2026
Imprint
Deutsche Bank
Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com
Investor Relations
+49 800 910-8000
db.ir@db.com
AGM Hotline:
+49 89 30903 6368
Publication
Published on April 29, 2026
Cautionary statement regarding
forward-looking statements
This report contains forward-looking
statements. Forward-looking
statements are statements that are
not historical facts; they include
statements about our beliefs and
expectations and the assumptions
underlying them. These statements
are based on plans, estimates and
projections as they are currently
available to the management of
Deutsche Bank. Forward-looking
statements therefore speak only as
of the date they are made, and we
undertake no obligation to update
publicly any of them in light of new
information or future events.
By their very nature, forward-looking
statements involve risks and
uncertainties. A number of important
factors could therefore cause actual
results to differ materially from
those contained in any forward-
looking statement. Such factors
include the conditions in the
financial markets in Germany, in
Europe, in the United States and
elsewhere from which we derive a
substantial portion of our revenues
and in which we hold a substantial
portion of our assets, the
development of asset prices and
market volatility, potential defaults
of borrowers or trading
counterparties, the implementation
of our strategic initiatives, the
reliability of our risk management
policies, procedures and methods,
and other risks referenced in our
filings with the U.S. Securities and
Exchange Commission. Such factors
are described in detail in our SEC
Form 20-F of March 12, 2026, under
the heading “Risk Factors”.